SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DEC TRAFFIC GROWS 3% TO 9.3M CUSTOMERS
129M CUSTOMERS CARRIED DURING 2017
Ryanair, Europe's No.1 airline, today (3 Jan) released December traffic statistics as follows:
●     Traffic grew 3% to 9.3m customers.
●     Load factor rose 1% point to 95%
●     Rolling annual traffic to December grew 10% to 129m customers.

	Dec 16	Dec 17	Change
Customers	9.0M	9.3M	+3%
Load Factor	94%	95%	+1%

Ryanair's Kenny Jacobs said:

"Ryanair's December traffic grew by 3% to 9.3m customers, while our load factor jumped 1% to 95%, on the back of lower fares in December.

Ryanair customers can look forward to even lower fares for 2018 and we urge all customers who wish to book their summer 2018 holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fares in Europe."

ENDS

For further information
please contact:
                                  Robin Kiely                             Piaras Kelly
                                  Ryanair DAC                           Edelman Ireland
                                  Tel: +353-1-9451949              Tel: +353-1-6789333
                                  press@ryanair.com               ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 January, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary